Exhibit 99.1

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base date: 12.31.2016

(in compliance with Attachment 24 of CVM Instruction No. 480 of December 7, 2009, or

“CVM Instruction 480” and following its updates)

Identification	Itaú Unibanco Holding S.A. a corporation enrolled with the Legal Entity Taxpayer’s Registry under CNPJ/MF No. 60.872.504/0001-23, with its incorporation documents duly filed with the Board of Trade of the State of São Paulo under NIRE No. 35.3.0001023-0, registered as a listed company before the Brazilian Securities Commission (“CVM”) under No. 19348 (“Bank” or “Issuer”).

Head office	The Issuer’s head office is located at Praca Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Investor Relations Office	The Bank’s Investor Relations area is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Conceição – 9th floor, in the City of São Paulo, State of São Paulo. The Investor Relations Officer is Mr. Alexsandro Broedel Lopes. The phone number of the Investor Relations Department is (0xx11) 2794 3547 , fax is (0xx11) 5019 8717 and e-mail is investor.relations@Itaú-unibanco.com.br.

Independent Auditors of the Company	PricewaterhouseCoopers Auditores Independentes for the years ended 12/31/2016, 12/31/2015 and 12/31/2014.

Underwriter	Itaú Corretora de Valores S.A.

Shareholders Service	The Issuer’s Shareholders’ Service is provided at the branches of Itaú Unibanco S.A., of which the head office is located at Praça Alfredo Egydio de Souza Aranha, 100 - Torre Olavo Setubal, in the City of São Paulo, State of São Paulo, CEP 04344-902.

Newspapers in which the Company divulges its information	Oficial do Estado de São Paulo (Official Gazette of the State of São Paulo) and Valor Econômico.

Website	https://www.Itaú.com.br/investor-relations Information included in the Company’s website is not an integral part of this Reference Form.

Date of last review of this Reference Form	02/07/2018

Historical resubmission

Version	Reasons for resubmission	Date of update

V2	Update in items 9.1, 12.5, 12.6, 12.7, 12.8, 12.13 and 18.7	06/12/2017

V3	Update in items 10.3, 12.5 and 12.6.	06/26/2017

V4	Update in items 10.3, 10.8, 11.1, 11.2, 12.5/12.6, 12.7, 15.1/15.2, 15.3, 15.4, 15.7, 15.8, 19.2 and 19.3.	07/31/2017

V5	Update in items 12.5/6, 12.7/8, 15.1, 15.2, 15.3, 15.4, 15.8, 19.1, 19.2, 19.3	09/12/2017

V6	Update in items 3.4, 10.3, 10.8, 12.1, 12.5/6, 12.7/8, 12.13, 15.7	10/09/2017

V7	Update in items 1.2, 1.3, 12.1, 12.5/6, 12.7/8, 21.1	10/11/2017

V8	Update in items 10.3, 10.8, 11.1, 12.1, 12.5/6, 12.7/8 and 15.7	10/30/2017

V9	Update in items 12.1, 12.5/6 and 12.13.	11/13/2017

V10	Update in items 12.1d, 12.5/6, 12.7/8, 18.8 and 18.12.	12/11/2017

V11	Update in items 15.1, 15.2, 15.3, 15.4, 15.8, 17.1, 17.5, 19.1, 19.2 and 19.3.	12/27/2017

V12	Update items 15.1, 15.2, 15.3, 15.4, 15.8, 19.2 and 19,3	01/12/2018

V13	Update items 3.4, 11.1 and 11.2.	02/05/2018

V14	Update item 11.2c	02/07/2018

3.4. Describe the policy on allocation of earnings for the past three years, indicating:

The Board of Directors submits to the Annual General Stockholders’ Meeting, together with the financial statements, a proposal for the appropriation of net income for the year, and the main appropriations are: (i) 5% to the Legal Reserve, which should not exceed 20% of the capital stock, (ii) distribution of dividends to stockholders (see items “b” and “c” below) and (iii) setting up the following statutory reserves:

•	Reserve for Dividend Equalization: the purpose of this reserve is to guarantee funds for the payment of dividends, including as interest on capital, or advances, to maintain the flow of stockholders’ remuneration. This reserve is limited to 40% of the capital stock and it is made up with funds: (a) equivalent to up to fifty percent (50%) of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law; (b) equivalent up to 100% of the realized portion of Revaluation Reserves, recorded as retained earnings; (c) equivalent to up to 100% of the amount of prior year adjustments, recorded as retained earnings; and (d) arising from credits corresponding to dividend advances.

•	Reserve for Working Capital Increase: the purpose of this reserve is to guarantee funds for the Issuer’s operations. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 20% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

•	Reserve for Capital Increase in Investees: the purpose of this reserve is to guarantee the exercise of the preemptive right in the subscription of capital increases in investees. It is limited to 30% of the capital stock, being made up of funds equivalent to up to 50% of net income for the year, adjusted in accordance with Article 202 of the Brazilian Corporate Law.

Upon proposal of the Board of Directors, portions of these reserves will be periodically capitalized so that the respective amounts do not exceed the limit of 95% of capital stock. The balance of these reserves, added to that of the Legal Reserve, may not exceed the value of the capital stock.

a) Rules on the retention of earnings

There have been no changes to the rules regarding the retention of earnings over the past three years. Pursuant to Brazilian Corporate Law, stockholders may resolve at an Annual General Stockholders’ Meeting, based on a proposal by management, on the retention of a portion of net income for the year that had previously been approved as part of the capital budget. Additionally, the mandatory minimum dividend may not be paid in any year in which the management bodies announce to the Annual General Stockholders’ Meeting that this would be incompatible with the Issuer’s financial condition.

Over the past three years, no earnings have been retained, and the dividend amount paid by the Issuer has been higher than the mandatory minimum dividend (see item 3.5 below).

b) Rules on the distribution of dividends

Stockholders are entitled to receive as a mandatory dividend each year the minimum amount of twenty five percent (25%) of the net income computed in the same year, adjusted by the addition or deduction of the amounts specified in letters “a” and “b” of Item I of Article 202 of the Brazilian Corporate Law, and in compliance with Items II and III of the same legal provision.

As resolved by the Board of Directors, interest on capital can be paid, including the interest on capital paid or credited in the amount of the mandatory dividend, as provided for in Article 9, paragraph 7 of Law No. 9,249/95. Preferred shares entitle their holders to priority in the payment of an annual minimum dividend of R$0.022 per share, non-cumulative and adjusted for any split or reverse split. After the payment of the priority dividend to preferred stockholders, a dividend will be paid to the holders of common shares at R$0.022 per share, non-cumulative and adjusted for any split or reverse split.

The Board of Directors, meeting on February 6, 2017, changed the payment of dividends and interest on capital of the Company, which was settled on the range from 35% to 45% of the recurring consolidated net income in the next years.

On September 26, 2017, the Company informed that will maintain the practice of paying net interest on capital and dividends at 35% of the recurring net income and exclude the maximum limit currently determined as 45%.

The total amount to be distributed each year will be set forth by the Board of Directors, considering, among others:

1. the Company’s capitalization level, according to rules issued by the Central Bank of Brazil;

2. the minimum level determined by the Board of Directors ( CET1 = currently 13.5%);

3. the profitability in the year;

4. the expectations of capital use based on the expected business growth, share buyback programs, mergers and acquisitions and regulatory changes that may change capital requirement; and

5. changes in tax legislation;

Therefore, the percentage to be distributed may change every year based on the profitability and capital demands of the Company, always considering the minimum distribution set forth in the Bylaws.

In accordance with the Material Fact disclosure on September 26, 2017 we presented the simulation below (table) on variations in payment of dividends and interest on capital as a result of “RWA” Increase and “ROE”, and it should be emphasized that, as mentioned above, other factors may also affect this distribution.

Total payout to keep Tier I Capital* at 13.5% under different return and growth scenarios.

(*) Taking into account the full application of BIS III rules, in addition to the impacts of acquisition of the Citibank retail business in Brazil, and the minority interest of 49.9% in XP Investimentos.

Simulations - Payout

	ROE [3]
Total Payout [1]		15.0%	17.5%	20.0%	22.5%	25.0%
RWA [2]	5.0%	65 – 70%	70 – 75%	75 – 80%	80 – 85%	85 – 90%
Growth	10.0%	40 – 45%	45 – 50%	50 – 55%	55 – 60%	60 – 65%
	15.0%	25%	25 – 35%	35 – 40%	40 – 45%	45 – 50%

(1)	Includes total amounts of dividends and share buyback. Simulations include the June 2017 base, with the acquisitions of Citibank and XP Investimentos.

(2)	Risk-weighted assets.

(3)	Return on equity.

It is noteworthy that net payout range is subject to changes arising from to mergers and acquisitions, tax regulation or regulatory changes, and significant changes in risk-weighted assets (RWA). The aforementioned events that may change the net payout are by no means exhaustive, that is, they are mere examples of situations that may affect payout. Net payout range is subject to changes, but always considering the minimum distribution provided for in our bylaws.

Additionally, management may resolve on the distribution of additional profit whenever it deems this convenient for the Issuer and/or its stockholders. Such distributions should not be construed as any future distribution of profits additional to the mandatory minimum dividend.

For further information on the percentages of profit distributed over the past three years, see item 3.5 below.

Within the scope of implementing the liquidity requirements set forth by Basel III standards, on March 1, 2013, CMN issued Resolution No. 4,193, establishing that dividends will not be paid if a financial institution does not comply with the additional capital requirements in effect as of January 1, 2016, with gradual increases until 2019.

This restriction on dividend payment will be progressively applied, according to the extent of non-conformity with the additional capital requirements. Should a financial institution’s additional capital be lower than 25% of that established by CMN for that year, no dividends or interest on capital will be distributed accordingly. If the additional capital is between 25% and 50% of the required amount, 80% of the intended dividends and interest on capital may not be distributed. If the additional capital is higher than 50% and lower than 75% of the required amount, 60% of the dividends and interest on capital may not be distributed. If the additional capital is between 75% and 100% of the required amount, 40% of the intended dividends and interest on capital may not be distributed.

c) Frequency of the distribution of dividends

Over the past three years, dividends were paid on a monthly basis, as established by our Stockholder Remuneration Policy, approved by the Board of Directors. Such Policy establishes the monthly payment of R$0.015 per share, as a mandatory dividend advance. The date used as reference to determine which stockholders are entitled to receive the monthly dividends is determined based on the stockholding position recorded on the last day of the previous month, and dividends are paid on the first business day of the subsequent month.

In the years 2016, 2015 and 2014 our stockholders received free of charge one new share for every ten shares of the same type that they had, with cost attributed for bonus share, generating tax benefits. Importantly, we maintained the monthly dividend payments of R$0.015 per share.

Additionally, over the past three years, supplementary dividends were also paid (half yearly), for which the Board of Directors determines the base date for the stockholding position and payment date. Regarding these half-yearly payments, management verifies the existing profit, determines the amount of dividends that should be distributed as mandatory (see item “a” above), calculates the monthly amount already declared and, finally, determines the outstanding balance payable of mandatory minimum dividend. This amount is declared as a dividend “additional” to those paid monthly.

Since July 1980, the Issuer has been compensating its stockholders by means of monthly additional payments. These additional payments have historically been made twice a year and are equally distributed to common and preferred stockholders.

For the history of payments by the Issuer, please access the Investor Relations website:

www.Itau.com.br/investor-relations > Itaú Unibanco > Remuneration to the shareholders.

ITEM 11 - PROJECTIONS

11.1. The projections should identify:

Information provided in this item on perspectives for the businesses, projections and operational and financial goals are solely forecasts, based on Management’s current expectations in relation to the future of the Bank. These expectations are highly dependent on market conditions, general economic performance of the country, of the sector and the international markets. For this reason, these expectations are subject to change.

This item contains information which is, or could be, construed as prospective information that is based largely on our current expectations and projections with respect to the future occurrences and financial tendencies that impact our activities.

In view of these risks and uncertainties, the information, circumstances, the prospective facts mentioned in this item may not occur. Our effective results and performance may differ substantially from those in this prospective information.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.

a) the subject matter of the projection

a.1)	Accumulated Variation in the period of 12 months:
•	Total Loan Portfolio which includes financial guarantees provided and corporate securities
•	Financial Margin with Clients
•	Service Fees and Result from Insurance Operations
•	Non-Interest Expenses

a.2)	Accumulated Value in the period of 12 months:
•	Cost of Credit, includes results from Loan Losses, Impairment and Discounts Granted; and
•	Financial Margin with the Market

a.3)	Expects Income Tax and Social Contribution

b) projected period and the period for which the projection is valid

•	Projected Period: fiscal year 2018
•	Validity of the projections: the current year or until Management announces to the contrary.

c) assumptions of the projection indicating which ones may be influenced by the issuer’s management and those which are beyond its control

c.1) Assumptions within the control of Management for fiscal year 2018

The expectations announced to the market are based on the assumption of alignment with the budget projections of the bank for 2018. The budgets for results and the credit operations balance and equity account balances are evaluated to ensure this alignment.The announced intervals are defined in accordance with the expectations of the bank’s Management.It is worth pointing out that periodical analyzes are undertaken to verify the adherence between the announced expectations and possible budget revisions or internal projections of result which may be carried out during the year in the light of changes in the macroeconomic outlook and the competitive or regulatory environment. Based on this, it is possible to evaluate the need for occasional changes in public expectations. The projections already include Citibank’ retail operations in Brazil in 2017 and 2018. These expectations do not include any possible acquisitions and partnerships that may occur in the future.

c.2) Assumptions beyond the control of Management for 2018

This looking-forward information is subject to uncertainties and suppositions that include among other risks:

• General economic, political, and business conditions in Brazil and variations in inflation indexes, interest rates, foreign exchange rates, and the performance of financial markets;

• General economic and political conditions abroad and in particular in the countries where we operate;

• Government regulations and tax laws and respective amendments in the countries where we operate;

• Disruptions and volatility in the global financial markets;

• Increases in compulsory deposits and reserve requirements in the countries where we operate;

• Regulation and liquidation of our business on a consolidated basis;

• Failure or hacking of our security and operational infrastructure or systems;

• Strengthening of the competition and industry consolidation in the countries where we operate;

• Changes that may impact our loan portfolio and the value of our securities and derivatives;

• Losses associated with counterparty exposure;

• Our exposure to the Brazilian public debt;

• Occurrence of events that divert from the assumptions for pricing insurance, pension plan and capitalization products and inadequate reserves;

• Unpredictable exposures can impact the effectiveness of our risk management policies;

• Damages to our reputation;

• Unanticipated contingencies can make the integration of acquired or merged businesses difficult; and

• Other Company’s risk factors are listed in item 4.1 Risk Factors of this Reference Form.

d) the amounts of the indicators that are the subject matter of the projection

Projections for fiscal year 2018

	Consolidated	Brazil[1]

Total Credit Portfolio[2]	From 4.0% to 7.0%	From 4.0% to 7.0%

Financial Margin with Clients	From -0.5% to 3.0%	From -1.0% to 2.5%

Financial Margin with the Market	Between R$4.3 bn and R$5.3 bn	Between R$3.3 bn and R$4.3 bn

Cost of Credit[3]	Between R$12.0 bn and R$16.0 bn	Between R$10.5bn and RS14.5 bn

Commissions and Fees and Result from Insurance Operations[4]	From 5.5% to 8.5%	From 6.5% to 9.5%

Non-Interest Expenses	From 0.5% to 3.5%	From 0.5% to 3.5%

Effective Tax Rate[5]	From 33.5% to 35.5%	From 34.0% to 36.0%

(1) Includes units abroad ex-Latin America;

(2) Includes financial guarantees provided and corporate securities;

(3) Composed of Result from Loan Losses, Impairment and Discounts Granted;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses;

(5) Considers the constitution of new deferred tax assets at the rate of 40%.

The projections already include Citibank’ retail operations in Brazil in 2017 and 2018.

It is noteworthy mentioning that for 2018 the Company considers, for management purposes, a cost of capital of around 13.5% per year.

The practice of paying dividends and interest on capital, and the respective payout simulations, as disclosed on September 26, 2017, are reflected in item 3.4 (Policy on Appropriation of Earnings – “b” Rules on the distribution of dividends) of this Form.

11.2. Should the issuer have disclosed for the past three years, projections for the evolution of its indicators:

a) state which are being replaced by new projections included in the form and which are being repeated in the form

The indicators presented and monitored for the 2017 projections remain unchanged in 2018, as follows: (i) total credit portfolio, (ii) financial margin with clients, (iii) cost of credit, (iv) commissions and fees and result from insurance operations (v) non-interest expenses (vi) effective Income Tax and Social Contribution rate and (vii) financial margin with the market.

b) with respect to the projections related to the periods that have already lapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections.

Projections for fiscal year 2017

	Consolidated		Brazil[2]
	Forecast[1]	Actual	Forecast [1]	Actual

Total Credit Portfolio[3]	From 0.0% to 4.0%	-0.8%	From -2.0% to 2.0%	-3.2%

Financial Margin with Clients[4] (ex-Impairment and Discount Granted)	From -4.2% to - 0.8%	-4.7%	From -5.2% to - 1.8%	-4.4%

Cost of Credit[5]	From R$ 15.5 bi to R$ 18.0 bi	R$ 17.9 bi	From R$ 13.5 bi to R$ 16.0 bi	R$ 15.8 bi

Commissions and Fees and Result from Insurance Operations[6]	From 0.5% to 4.5%	5.2%	From 0.0% to 4.0%	5.2%

Non-interest Expenses	From 1.5% to 4.5%	0.3%	From 3.0% to 6.0%	0.9%

(1) Considers USD-BRL rate at R$3.50 in Dec-17;

(2) Includes units abroad ex-Latin America;

(3) Includes financial guarantees provided and corporate securities;

(4) Financial Margin with Clients evolution also considers the reclassification in 2016 of the Discounts Granted to the Cost of Credit;

(5) Composed of Result from Loan Losses, Impairment and Discounts Granted;

(6) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

The Company informs that, in 2017, financial margin with the market was R$6.3 billion, in line with the expectation for the end of the year, which was between R$5.5 billion and R$6.5 billion, and that the effective Income Tax and Social Contribution rate was 31.2%, in line with the expected range between 30% and 32%.

Reasons for divergence from projections:

☐ Total Loan Portfolio: the lower than expected growth in the Consolidated and in Brazil is mainly driven by credit origination levels lower than the expected levels due to the lower credit demand as compared to the originally expected demand.

☐ Financial Margin with Clients (ex-Impairment and Discounts Granted): the lower than expected growth in the Consolidated is mainly driven by lower credit growth levels in 2017, and to the effects from a Selic interest rate lower than the originally expected rate.

☐ Commissions and Fees and Result from Insurance Operations: the higher than expected growth in the Consolidated and in Brazil is mainly driven by the higher than expected increase in fund management fees and revenues from economic and financial advisory and brokerage.

☐ Non-interest Expenses: the lower than expected growth in the Consolidated and in Brazil was driven by the continuous search for efficiency and cost control over 2017.

Projections for fiscal year 2016 (*)

	Consolidated		Brazil[1]
	Previous	Revised	Previous	Revised
Total credit Portfolio[2]	From -10.5% to -5.5%	-11.0%	From -11.0 to -6.0%	-9.8%

Financial Margin with Clients	From -2.5% to 0.5%	-2.5%	From -1.0% to 2.0%	-0.2%

Result from Loan Losses[3]	Between R$ 23.0 bn and R$26.0 bn	R$ 22.4bn	Between R$21.0 bn and R$24.0 bn	R$ 20.2 bn

Commissions and Feeds and Result from Insurance Operations[4]	From 4.0% to 7.0%	4.9%	From 4.5% to 7.5%	5.9%

Non-lnterest Expenses	From 2.0% to 5.0%	4.9%	From 2.5% to 5.5%	4.9%

(*) Consolidated forecast was calculated based on consolidated pro forma financial information, which considers Itaú CorpBanca’s consolidation in 2015 and in the 1Q16.

(1) Includes units abroad ex-Latin America;

(2)  Includes endorsements, sureties and private securities;

(3) Provision for Loan Losses Net of Recovery of Loans Written Off as Losses;

(4) Commissions and Fees (+) Income from Insurance, Pension Plan and Premium Bonds Operations (-) Expenses for Claims (-) Insurance, Pension Plan and Premium Bonds Selling Expenses.

Reasons for divergence from projections:

Total Loan Portfolio: The below-expected growth in loan portfolio on a consolidated basis was primarily due to the fact that loan origination levels expected for Latin America portfolio were lower than estimated.

Result from Loan Losses: The levels lower than those expected for the Result of Loan Losses are mainly driven by levels of provisions lower than those expected for the portfolio in Brazil, in view of the better scenario unfolded in the second half of 2016 compared to the expectation when the Projection was disclosed.

Projections for fiscal year 2015 (*)

	Projections	Realized

Total Credit Portfolio[1]	Growth of 3.0% to 7.0%	Growth of 4.6% ex-FX Variation of-2.9%

Managerial Financial Margin[2]	Growth of 14.5% to 17.5%	Growth of 20.7

Expenses for Allowances for Loan Losses, Net of Recovery of Loans Written off as Losses	Between R$ 15 billion and R$ 18 billion	R$ 18.1 billion

Service Fees and Result from Insurance Operations[3]	Growth of 9.5% to 11.5%	Growth of 9.9%

Non-Interest Expenses	Growth of 7.0% to 10.0%	Growth of 8.8%

* Expectations do not include the effect of CorpBanca´s transaction.

1 Includes endorsements, sureties and private securities.

2 Considers Financial Margin with Clients and Financial Margin with the Market.

3 Income from Services and Banking Fees (+) Results from Insurance, Private Pension and Capitalization Operations (-) Claims Expenses (-) Insurance, Private Pension and Capitalization Expenses.

Reasons for divergence from projections:

Managerial Financial Margin: growth above forecast in the financial margin with the Market due basically to treasury operations. Incorporates the management of mismatches between assets and liabilities (ALM-Asset and Liability Management) and the management of proprietary portfolios.

Expenses for Allowance for Loan Losses Net of Recovery of Loans Written off as Losses: during the course of 2015 provisioning for groups in the large company segment was increased.

c) with respect to the projections related to current periods, state whether the projections are still valid on the date the form is submitted and when applicable, explain why they were abandoned or replaced

Not applicable.